FORM C Electronic Signature on Behalf of C.A.S Handmade inc

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

C.A.S Handmade inc

TIN:

47-2433010

Fiscal Year End (mm/dd) 12/31

By:

Signature
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

CEO

Cara DesJardins

Print Name
CEO



Signature
CEO

10/26/17

Date

PRINCIPAL FINANCIAL OFFICER/TREASURER

CARA ~~[illegible]~~ DesJardins

Print Name
Principal Financial Officer/Treasurer

[signature]

Signature
Principal Financial Officer/Treasurer

~~CARA [illegible] Des~~ 11/1/17.

Date

PRINCIPAL ACCOUNTING OFFICER/COMPTROLLER

CARA DesJardins

Print Name
Principal Accounting Officer/Comptroller

[signature]

Signature
Principal Accounting Officer/Comptroller

11/1/17.

Date

Certification of a majority of the Board of Directors:

Cara DesJardins

Print Name

~~10/26/17~~ [signature]

Signature

10/26/17

Date